FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2005

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: May 17, 2005

By:_ "Shane Ellis"_

Shane Ellis

Vice President, Legal Affairs &

Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

            Media Contacts:

           US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

Tim Clemensen

Senior Vice President

Mansfield Communications

Rubenstein & Co.

(416) 798-1200 ext. 338             (416) 599-0024 / (212) 370-5045

(212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com/ amy@mcipr.com

tim@rir1.com

LORUS ANNOUNCES REPORT OF EARLY ACTIVITY AND SAFETY IN CLINICAL TRIAL OF GTI-2040 COMBINED WITH DOCETAXEL IN NON-SMALL CELL LUNG CANCER

TSX:        LOR

AMEX:   LRP

TORONTO, CANADA, May 16th, 2005 – Lorus Therapeutics Inc. ('Lorus'), a

biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, announced today that preliminary results of a clinical trial of GTI-2040, its novel anti-cancer oligonucleotide, in combination with docetaxel in patients with non-small cell lung cancer (NSCLC) have been published by the American Society of Clinical Oncology (ASCO) in the abstract book provided to the ASCO Annual Meeting in Orlando, Florida (Abstract  No.7253).

The ASCO Meeting is widely regarded as the most important annual educational and scientific oncology event in the oncology community.

The investigators reported no dose limiting toxicities were observed in the first cycle of combination treatment with GTI-2040, a novel anti-cancer agent which has previously shown low toxicity in a Phase I clinical study, and docetaxel, an established cytotoxic agent for treating NSCLC.

This is a second-line therapy study, meaning that the patients' tumors have already failed to respond to prior therapy. Since other newer combination therapies have only slightly increased one year survival rates for NSCLC from twenty-five per cent with older chemotherapy combinations to approximately thirty per cent with the newer ones, there is a clear need for new, more effective and safer combination therapies to improve the outcome of this disease.

Toxicities reported with this combination of a novel targeted agent and a cytotoxic chemotherapy were expected and included neutropenia, fatigue and GI toxicity, with occurrences of infection or fever also noted.  Early data show disease stabilization activity, for example in ten of 18 patients including six of 10 patients at the recommended Phase II clinical dose, with some patients still on treatment in this ongoing trial. GTI-2040 plus docetaxel appears safe as second line therapy in advanced NSCLC with early evidence of activity.

“Since current therapies benefit few in this difficult lung cancer population, for whom median expected survival is typically only eight to 10 months with current treatments, this early evidence of disease stabilization in a population that has failed prior therapy is good news,” said Dr. Jim Wright, CEO of Lorus.  "By combining GTI-2040 with a toxic chemotherapy such as docetaxel, our strategy is to get the combined benefit of both drugs without unacceptable additional toxicity."

This is one of six clinical trials with combination GTI-2040 regimens in different cancers sponsored and funded by the U.S. National Cancer Institute (NCI) under its Cancer Therapy Evaluation Program (CTEP), a government program that supports and enhances development opportunities for novel anti-cancer compounds.  Trials sponsored by NCI CTEP are also ongoing in other cancers including breast, colon, prostate, solid tumors and acute myeloid leukemia.

Lorus also has a continuing GTI-2040 clinical development program in kidney cancer in which promising results were recently announced from a completed

Phase II clinical study.

About Lorus

 Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

 About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation. R2 has also been described as a malignant determinant that is elevated in a wide range of tumors, and through down regulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies and successfully completed a Phase I clinical trial in the U.S. GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States

National Cancer Institute (NCI) under which GTI-2040 is being tested in combination chemotherapy in six different clinical trials. All six of these trials have been initiated. GTI 2040 recently completed a phase II study in combination chemotherapy for the treatment of renal cell carcinoma. In this study of late stage patients, 52% of the patient population displayed disease stabilizations with few unexpected side effects and tumor regressions were observed in some patients.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company’s Internet site: http://www.lorusthera.com.